Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

						SIX MONTHS
						ENDED
		TWELVE MONTHS ENDED DECEMBER 31,				JUNE 30,
(in thousands, except ratio)	2007	2008	2009	2010	2011	2012
(Loss) income from continuing operations before taxes	$(398,201)	$(378,571)	$(240,542)	$(80,497)	$(32,732)	$3,218
Share of distributed (income) loss of
50%-or-less-owned affiliates,
net of equity pickup	(395)	43,926	(308)	3,705	976	(673)
Amortization of capitalized interest	39,112	57,700	51,477	40,791	32,068	17,632
Interest	43,093	37,348	46,949	55,615	56,635	29,107
Less interest capitalized during the period	(57,530)	(44,893)	(35,931)	(31,221)	(38,032)	(20,777)
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360	937
(LOSS) EARNINGS	$(365,357)	$(277,376)	$(174,001)	$(7,874)	$21,275	$29,444

Interest	$43,093	$37,348	$46,949	$55,615	$56,635	$29,107
Interest portion of rental expense	8,564	7,114	4,354	3,733	2,360	937
FIXED CHARGES	$51,657	$44,462	$51,303	$59,348	$58,995	$30,044

DEFICIENCY	$(417,014)	$(321,838)	$(225,304)	$(67,222)	$(37,720)	$(600)

Ratio of earnings to fixed charges	-	-	-	-	-	-